April 23, 2026

Phillip B. Berry
Chief Financial Officer
Enovis Corporation
2711 Centerville Road, Suite 400
Wilmington, Delaware 19808

        Re: Enovis Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2024
            File No. 001-34045
Dear Phillip B. Berry:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services